Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated August 16, 2021 to the

Prospectus dated August 16, 2021

Registration No. 333-238633

Southwestern Energy Company

Pricing Term Sheet

August 16, 2021

$1,200,000,000 5.375% Senior Notes due 2030

The information in this pricing supplement supplements the preliminary prospectus supplement, dated August 16, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Southwestern Energy Company
Guarantees:	The notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the Issuer’s direct and indirect, wholly owned subsidiaries that guarantee its revolving credit facility, as further set forth in the Preliminary Prospectus Supplement.
Distribution:	SEC registered
Trade Date:	August 16, 2021
Settlement Date*:	T+10; August 30, 2021
Denominations:	$2,000 x $1,000
Aggregate Net Proceeds (After Underwriting Discount and approximately $835,000 of Offering Expenses):	$1,184,165,000
Principal Amount:	$1,200,000,000 (increased from $1,000,000,000)
Security Type:	Senior Note
Ratings**:	Moody’s: Ba3; S&P: BB-; Fitch BB
Maturity:	March 15, 2030
Coupon (Interest Rate):	5.375%
Price to Public:	100.000%
Yield to Maturity:	5.375%
Interest Payment Dates:	March 15 and September 15, commencing on March 15, 2022
Make-Whole Redemption:	T + 50 basis points at any time prior to March 15, 2025
Optional Redemption:	Redeemable at the prices set forth below plus accrued and unpaid interest if redeemed during the 12 months beginning on March 15 in the specified year:

	Year	Percentage
	2025	102.688%
	2026	101.792%
	2027	100.896%
	2028 and thereafter	100.000%
Change of Control Event:	Offer to purchase at 101% plus accrued and unpaid interest

Use of Proceeds:	We expect to receive net proceeds from this offering of approximately $1,184 million after deducting the underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds to fund the Tender Offers and Consent Solicitation, to redeem any 2026 Notes not purchased in the Tender Offers, to repay borrowings under our Credit Agreement, and the remainder, if any, to repay other indebtedness or for general corporate purposes. The Tender Offer for the 2025 Notes has been amended to increase the maximum aggregate principal amount of 2025 Notes that may be purchased in such offer from $25 million to $167 million.

CUSIP Number:	845467AS8

ISIN Number:	US845467AS85

Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Regions Securities LLC

Senior Co-Managers:	CIBC World Markets Corp. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc.
Co-Managers:	Citizens Capital Markets, Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC

*Note: Delivery of the notes is expected to be made against payment therefor on or about August 30, 2021, which is the 10th business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day preceding the date on which we deliver the notes to the underwriters for the offering will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

**Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling or emailing BofA Securities, Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC toll-free at 1-866-803-9204.

Any disclaimers or notices that may appear on this Pricing Term Sheet below the text of this legend are not applicable to this Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Pricing Term Sheet having been sent via, or posted on, Bloomberg or another electronic mail system.